SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              05 January 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 5 January 2007 re: Total Voting Rights




The London Stock Exchange
RNS                                                  5th January, 2007
10 Paternoster Square
London EC4M 7LS




Dear Sirs

Lloyds TSB Group plc


Notification of voting rights and capital

In accordance with part 43 of the Companies Act 2006 and transitional provision 6 of the Financial Services Authority's disclosure and transparency rules, Lloyds TSB Group plc advises that since 22nd December, 2006 its issued capital with rights to vote in all circumstances at general meetings has increased by 279,968 ordinary shares of 25p each.

No shares are held in treasury.

Therefore, the total number of shares issued by Lloyds TSB Group plc with rights to vote in all circumstances at general meetings is 5,638,244,405 ordinary shares of 25p each, which includes shares represented by American Depositary Receipts. That figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Lloyds TSB Group plc under the Financial Services Authority's disclosure and transparency rules.

Yours faithfully,









        A.J. Michie

        Secretary




Lloyds TSB Group plc is registered in Scotland no. 95000
Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  05 January 2007